Exhibit (e)(5)

[ICN LOGO]

ICN Pharmaceuticals, Inc.	International Headquarters	Telephone: 714 545-0100 x3000
Robert W. O’Leary	ICN Plaza	FAX: 714 641-7226
Chairman and Chief Executive Officer	3300 Hyland Avenue	E-mail: rwoleary@icnpharm.com
Costa Mesa, California 92626

June 9, 2003

Mr. Daniel J. Paracka

Chairman of the Board of Directors

Ribapharm Inc.

3300 Hyland Avenue

Costa Mesa, California 92626

Dear Mr. Paracka:

ICN Pharmaceuticals has received your letter of June 9, 2003 reiterating your request that ICN agree to refrain from commencing prior to June 23, 2003 its previously announced proposed tender offer for the shares of Ribapharm that ICN does not already own.

As we have said, we believe it is important that Ribapharm stockholders, as well as the Ribapharm Board, be made aware of the full terms of our offer and the other information that would be contained in ICN’s offering materials. We do not believe that commencement of the offer adversely affects the Ribapharm minority stockholders. Therefore we intend to commence our offer in the timeframe we announced.

We believe that the timing provisions of the tender offer rules should provide ample time for appropriate review by the Ribapharm Board of its position with respect to our offer. However, if as our offer progresses, it appears that those timing provisions are not adequate, we would be willing to consider the appropriateness of extending the expiration date of the offer for a reasonable period.

Very truly yours,

/S/ ROBERT W. O’LEARY
Robert W. O’Leary Chairman and Chief Executive Officer